Buenos Aires, September 30th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Corporte Bonds.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, in addition to what was published on August 30th 2019, during September 2019, the Company acquired: (i) US$4,837,000 of face value of its own Corporte Bonds (“CBs”) maturing in 2023 (“2023 CBs”) at an average clean price of US$68.72 per face value of US$100; and (ii) US$3,055,000 of face value of its own CBs maturing in 2027 (“2027 CBs”) at an average clean price of US$71.56 per face value of US$100.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations